Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in the Registration Statement (Form S-3) of Lincoln National Corporation pertaining to the Jefferson-Pilot Corporation Long Term Stock Incentive Plan and to the incorporation by reference therein of our reports dated February 24, 2006, with respect to the consolidated financial statements and schedules of Lincoln National Corporation, Lincoln National Corporation management's assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Lincoln National Corporation, included in its Annual Report (Form 10-K) for the year ended December 31, 2005, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania
April 3, 2006